Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2023

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

Notice to Reader

These condensed interim financial statements of FE Battery Metals Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these condensed interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

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FE BATTERY METALS CORP.
Condensed Interim Statements of Financial Position
(Unaudited - expressed in Canadian dollars)

	Note	December 31, 2023	March 31, 2023
ASSETS
Current Assets
Cash		$2,140,564	$3,664,578
Amounts receivable and prepaid expenses	4	578,984	1,104,887
Market securities	5	363,415	737,371
Total Current Assets		3,082,963	5,506,836
Non-current Assets
Reclamation deposits		11,000	11,000
Equipment		1,943	2,307
Exploration and evaluation assets	6	7,630,722	7,491,306
Total Non-current Assets		7,643,665	7,504,613
Total Assets		$10,726,628	$13,011,449
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	7	$599,165	$2,434,405
Due to related parties, net	8	153,617	384,876
Flow-through share premium liability	9	158,557	692,697
Total Liabilities		$911,339	$3,511,978
SHAREHOLDERS’ EQUITY
Share capital	9	59,077,739	54,484,848
Warrants reserve	9	2,898,678	2,705,754
Share subscriptions		19,134	19,134
Share-based payments reserve	9	2,939,281	1,833,998
Deficit		(55,119,543)	(49,544,263)
Total Shareholders’ Equity		9,815,289	9,499,471
Total Liabilities and Shareholders’ Equity		$10,726,628	$13,011,449
Going concern	1

Approved and authorized for issue on behalf of the board of directors on February 28, 2024 by:

/s/ Gurminder Sangha	/s/ Jurgen Wolf
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

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FE BATTERY METALS CORP.
Condensed Interim Statements of Loss and Comprehensive Loss (Unaudited - expressed in Canadian dollars)

		Three months ended December 31,		Nine months ended December 31,
	Note	2023	2022	2023	2022
Expenses
Consulting fees	8	$39,000	$86,067	$106,500	$147,667
Exploration and evaluation costs	5	1,430,206	182,664	2,554,986	763,301
General and administrative		4,577	4,057	13,432	13,543
Investor relations		259,896	91,171	858,707	502,755
Professional fees		28,823	17,750	72,787	43,871
Salaries, fees and benefits	8	67,400	50,000	167,400	150,000
Shareholder communications		16,099	26,656	91,435	135,494
Share-based payments		-	-	1,841,033	-
Loss Before Other Income		(1,846,001)	(458,365)	(5,706,280)	(1,756,631)
Other items
Other income		-	7	168	89,573
Other expense			(2,000)	(2)	(737)
Loss on marketable securities		(137,067)	-	(373,956)	-
Flow-through recovery		457,966	-	683,290	-
Write-down of exploration and evaluation assets	6		(792,750)	(178,500)	(792,750)
Interest income		-	-	-	-
Total Other items		320,899	(794,743)	131,000	(703,914)
Net Loss and Comprehensive Loss for the Period		$(1,525,102)	$(1,253,108)	$(5,575,280)	$(2,460,545)
Loss per Common Share, Basic and Diluted		$(0.03)	$(0.05)	$(0.12)	$(0.10)
Weighted Average Number of Shares Outstanding – Basic and Diluted		47,356,906	27,060,677	46,378,486	23,668,185

The accompanying notes are an integral part of these condensed interim financial statements.

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FE BATTERY METALS CORP.
Condensed Interim Statements of Changes in Equity
(Unaudited - expressed in Canadian dollars)

	Common Shares Without Par Value
	Shares	Amount	Warrants Reserve	Share subscription	Share-based Payments Reserve	Deficit	Total Equity
Balance, March 31, 2022	20,589,209	$45,943,854	$2,471,579	$19,134	$1,833,998	$(43,793,680)	$6,474,885
Shares issued for exploration and evaluation assets	1,457,895	461,790	-	-	-	-	461,790
Private placements	12,005,370	4,843,941	300,516	-	-	-	5,144,457
Share issue costs	33,355	(182,953)	-	-	-	-	(182,953)
Net loss for the period	-	-	-	-	-	(2,460,545)	(2,460,545)
Balance, December 31, 2022	34,085,829	$51,066,632	$2,772,095	$19,134	$1,833,998	$(46,254,225)	$9,437,634

Balance, March 31, 2023	41,920,038	$54,484,848	$2,705,754	$19,134	$1,833,998	$(49,544,263)	$9,499,471
Shares issued for exploration and evaluation assets	3,058,333	1,995,416	-	-	-	-	1,995,416
Private placements	4,442,785	1,982,926	192,924	-	-	-	2,175,850
Stock options	-	-	-	-	1,105,283	-	1,105,283
Share-based payments -RSUs	1,425,000	735,750	-	-	-	-	735,750
Share issue costs	-	(121,201)	-	-	-	-	(121,201)
Net loss for the period	-	-	-	-	-	(5,575,280)	(5,575,280)
Balance, December 31, 2023	50,846,156	$59,077,739	$2,898,678	$19,134	$2,939,281	$(55,119,543)	$9,815,289

The accompanying notes are an integral part of these condensed interim financial statements.

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FE BATTERY METALS CORP.
Condensed Interim Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	Nine months ended December 31,
	2023	2022
Cash provided from (used for):
Operating activities
Net loss for the period	$(5,575,280)	$(2,460,545)
Items not involving cash:
Amortization	364	-
Share-based payments	1,105,283	-
Unrealized loss on marketable securities	373,956	-
Write-down pf exploration and evaluation assets	178,500	792,750
Flow-through recovery	(683,290)	-
Changes in non-cash working capital balances:
Amounts receivable and prepaid expenses	525,903	377,212
Accounts payable and accrued liabilities	(105,240)	(124,606)
Due to related parties	(231,259)	137,275
Net cash used in operating activities	(4,411,063)	(1,277,914)
Investing activities
Exploration and evaluation assets	(52,500)	125,337
Cash (used in) provided from investing activities	(52,500)	125,337
Financing activities
Proceeds from financing (net of share issue costs)	2,939,549	4,961,504
Net cash from in financing activities	2,939,549	4,961,504
Net (decrease) increase in cash during the period	(1,524,014)	3,808,927
Cash, beginning of the period	3,664,578	111,486
Cash, end of the period	$2,140,564	$3,920,413
Supplemental information
Shares issued for exploration and evaluation assets	$1,995,416	$461,790
Fair value of units issued as finder fees	$-	$24,083

The accompanying notes are an integral part of these condensed interim financial statements.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

1. Nature of Operations and Going Concern

FE Battery Metals Corp. (“FE Battery” or the “Company”), formerly known as First Energy Metals Limited, was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

On October 25, 2022, First Energy Metals Limited changed its name to FE Battery Metals Corp.

On November 1, 2022, the Company completed a share consolidation of its capital on the basis of 3.8 existing common shares for 1 new common share post consolidation. All common shares, per common share amounts, warrants and stock options in these financial statements have been retroactively restated to reflect the share consolidation.

The Company’s head office and principal address is Suite 2421 – 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 3P3. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

These condensed interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary to the carrying amount of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

During the period ended December 31, 2023, the Company experienced operating losses and negative operating cash flows with the operations of the Company having been primarily funded by the issuance of share capital. The Company expects to incur further losses in the development of its business, and these matters are indicative of the existence of material uncertainty that casts significant doubt as to the Company’s ability to continue as a going concern.

The Company will need to raise sufficient funds as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

2. Significant Accounting Policies

(a) Statement of Compliance

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as at February 28, 2024, the date the board of directors approved these unaudited condensed interim financial statements for issue.

(b) Basis of preparation

These unaudited condensed interim financial statements, prepared in conformity with IAS 34, follow the same accounting policies and methods of computation as the most recent audited annual financial statements.

Since these unaudited condensed interim financial statements do not include all disclosures required by the International Financial Reporting Standards (“IFRS”) for annual financial statements, they should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2023.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(c) Basis of Measurement and Presentation

These unaudited condensed interim financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(d) Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation

3. Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a) Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 9.

(b) Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(c) Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

●	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

3. Critical Accounting Judgments and Estimates (continued)

(d) Deferred Tax Assets

Deferred income tax asset carrying amounts depend on estimates of future taxable income and the likelihood of reversal of timing differences. Where reversals are expected, estimates of future tax rates will be used in the calculation of deferred tax asset carrying amounts. Potential tax assets were considered not to be recoverable at the current year end.

4. Amounts Receivable and Prepaid Expenses

	December 31,	March 31,
	2023	2023
Amounts due from the Government of Canada pursuant to GST input tax credits	115,045	77,540
Prepayments and other receivables	463,939	1,027,347
Total	$578,984	$1,104,887

5. Marketable Securities

As at December 31, 2023, the fair values of the marketable securities are as follows:

			Accumulated
	Number of		unrealized
Available-for-sale Securities	shares	Cost	holding loss	Fair Value
Shares in Battery Age Minerals Ltd. (Note 6)	2,125,000	$804,270	$(440,855)	363,415

As at March 31, 2023, the fair values of the marketable securities are as follows:

			Accumulated
	Number of		unrealized
Available-for-sale Securities	shares	Cost	holding loss	Fair Value
Shares in Battery Age Minerals Ltd. (Note 6)	2,125,000	$804,270	$(66,899)	737,371

6. Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at December 31, 2023 and March 31, 2023 are as follows:

	March 31,			December 31,
	2023	Additions	Write-off	2023
Abitibi Lithium	$1,767,000	-	-	$1,767,000
Augustus Lithium	593,290	-	-	593,290
Canadian Lithium	228,881	-	-	228,881
Cosgrave Lithium	-	104,750		104,750
Electron Lithium	650,405	-	-	650,405
Jubilee Lithium	20,000	30,000	-	50,000
Kokanee Creek	932,125	-	-	932,125
McNeely	820,000	-	-	820,000
North Spirit	442,105	-	-	442,105
Rose West	884,000	104,000	-	988,000
Senay Lithium	900,000	75,000	-	975,000
Titan Gold	178,500	-	(178,500)	-
Trix Lithium	75,000	4,166	-	79,166
	$7,491,306	$317,916	$(178,500)	$7,630,722

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

6. Exploration and Evaluation Assets (continued)

(a) Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (the “Abitibi Agreement”). The Abitibi Lithium property is comprised of 241 mineral claims covering approximately 13,000 hectares located in the Abitibi area of western Quebec.

Under the terms of the Abitibi Agreement, the Company acquired a 100% interest in the Abitibi Lithium property by issuing 1,078,947 common shares of the Company and by paying $250,000 on April 20, 2021.

The Abitibi Lithium Property is subject to a 3% NSR (“Net Smelter Royalty”), which the Company will have the option to reduce the NSR by 1.0% to 2.0% by paying $1,000,000.

(b) Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (the “Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering approximately 900 hectares located in the Abitibi area of western Quebec.

On October 29, 2022, the Company entered into amended option agreement allowing the Company to accelerate its option to acquire a 100% interest in the Augustus Lithium property. As consideration for the amendment, the Company issued an additional 350,000 common shares. As of November 7, 2022, the Company completed the required option payments, common share issuances and exploration expenditures to acquire 100% interest of the Augustus Lithium property.

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(c) Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (the “Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering approximately 700 hectares located in the Landrienne Township area of Quebec.

On February 3, 2023, the Company had completed the required option payments and shares issuances to acquire a 100% interest of the Canadian Lithium Property.

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(d) Cosgrave Lithium Property

On August 24, 2023, the Company entered into a purchase agreement to acquire a 100% interest in the Cosgrave Lithium property (the “Cosgrave Agreement”). The Cosgrave Lithium property is comprised of 198 mineral claims covering approximately 3,728 hectares located in the Ear Falls, Ontario.

Pursuant to the terms of the Cosgrave Agreement, the Company acquired a 100% interest in the Cosgrave Lithium property by issuing 175,000 common shares of the Company and by making the option payment of $22,500 as of December 31, 2023.

The Cosgrave Lithium Property is subject to a 1.5% NSR royalty, which the Company will have the option to reduce the NSR by 0.75% to 0.75% by paying $500,000.

(e) Electron Lithium Property

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (the “Electron Agreement”). The Electron Lithium property is comprised of 438 mineral claims covering approximately 30,000 hectares of prospective land around the Augustus Lithium Property in western Quebec.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

6. Exploration and Evaluation Assets (continued)

(e) Electron Lithium Property (continued)

On November 8, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Electron Lithium property.

The Electron Lithium property is subject to a 3% Gross Metal Royalty (“GMR”), which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in 255 of the 438 mineral claims comprising the Electron Lithium Property.

Pursuant to the Infini Joint Venture Agreement, Infini Resources made a non-refundable payment of AUD$50,000 (CAD$44,088) and has elected to earn an initial 50% interest by making an initial cash payment of AUD$550,000 (CAD$486,837). Upon exercising the option, a joint venture will also be formed between FE Battery and Infini Resources to further advance the project. Infini Resources has the option to acquire an additional 25% by making a further AUD$150,000 payment and issuing shares of Infini Resources in the value of AUD$150,000 within 18 months of earning its initial 50% interest. Infini Resources may then acquire the remaining 25% interest, for a 100% beneficial interest by making a further payment AUD$300,000 and issuing shares of Infini Resources in the value of AUD$300,000 within 12 months of earning its 75% interest. The Infini Joint Venture Agreement may be terminated in certain circumstances, including by FE Battery if certain milestones are not met in accordance with the agreement.

(f) Falcon Lake Property

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (the “Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 1,000 hectares located in the Thunder Bay Mining Division, Ontario.

On September 30, 2022, the Company entered into an amended option agreement which amended certain cash payments, share issuances and exploration expenditures due dates and requirements of the Option Agreement.

On October 21, 2022, the Company completed the required option payments and share issuances to acquire a 100% interest in the Falcon Lake property.

On January 27, 2023, the Company executed a joint venture agreement (the “Battery Age Minerals Joint Venture Agreement”) with Battery Age Minerals Limited (“Battery Age Minerals”) whereby Battery Age Minerals may earn a 100% interest in the Falcon Lake Property.

Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at $513,975. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at $290,295 and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon Battery Age Minerals earning a 90% interest, a joint venture will be deemed to have been formed between FE Battery and Battery Age Minerals to further advance the project.

The option agreement may be terminated in certain circumstances, including by FE Battery if certain milestones are not met in accordance with the agreement.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

6. Exploration and Evaluation Assets (continued)

(g) Gaspesie Peninsula Property

On December 15, 2022, the Company entered into an option agreement to acquire a 100% interest in the Gaspesie Peninsula Property. The property consists of 55 mining claims covering approximately 3,100 hectares in Quebec.

Under the terms of the Gaspesie Peninsula Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of FE Battery common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)

On signing (paid and issued)	17,500	713,158	Nil	Nil
March 31, 2023	17,500	100,000	Nil	Nil
December 15, 2023	40,000	200,000	100,000	100,000
December 15, 2024	50,000	400,000	400,000	500,000
December 15, 2025	60,000	500,000	2,000,000	2,500,000

The Gaspesie Peninsula property is subject to a 2% NSR royalty, which the Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

As at March 31, 2023, the Company chose to write-off all deferred costs to date as the Company had not fulfilled the terms of the agreement.

(h) Jubilee Lithium Property

On December 1, 2022, the Company entered into an option agreement to acquire a 100% interest in the Jubilee Lithium Property. The property consists of 10 mining claims covering approximately 3,300 hectares area located in Ear Falls, Ontario.

Under the terms of the Jubilee Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments:

Due Dates	Option payments ($)
March 1, 2023 (paid)	20,000
March 1, 2024 (paid)	30,000

The Jubilee Lithium property is subject to a 2.0% NSR royalty.

(i) Kokanee Creek Gold Property

On March 17, 2020, the Company entered into an option agreement to acquire a 100% interest in the Kokanee Creek Gold Property (the “Kokanee Creek”). The Kokanee Creek are located in British Columbia and consist of 5 claims covering 2,690 hectares.

On February 28, 2021 and again on August 13, 2021, the Company entered into amended option agreements which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the option agreement, as noted below.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

6. Exploration and Evaluation Assets (continued)

(i) Kokanee Creek Gold Property (continued)

As of March 31, 2022, under the terms of the amended option agreement, the Company had acquired a 100% interest in the Kokanee Creek Property by completing the required option payments, common share issuances and exploration expenditures.

The Properties are subject to a 2.0% NSR royalty of which the Company will have the option to reduce the NSR by 1.0% by paying $1,000,000.

(j) McNeely Lithium Property

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, by issuing 526,316 common shares and paying $250,000. The McNeely Lithium Property is located in Quebec and consists of 66 claims covering approximately 2,400 hectares. The McNeely Lithium Property is subject to a 3.0% GMR. Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

(k) North Spirit Property

On June 13, 2022, the Company entered into an option agreement to acquire a 100% interest in the North Spirit Property. The property consists of 124 mining claims covering approximately 2,500 hectares area in two claim blocks on crown land in northwestern Ontario and is located about 175 kilometres to the north of Red Lake, Ontario.

On October 26, 2022, the Company entered into an amended option agreement which amended the certain cash payments, share issuances and exploration requirements of the option agreement.

Under the terms of the amended North Spirit option agreement, the Company acquired a 100% interest in the North Spirit Property by completing the share issuance of 1,105,262 common shares.

The North Spirit property has a 1% GMR payable to the Optionor.

(l) Pontax West Lithium Property

On October 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Pontax West Lithium Property. The property consists of 72 mining claims covering over 3,8000 hectares in the James Bay lithium region of northern Quebec.

Under the terms of the Pontax West Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

			Minimum exploration	Cumulative exploration
	Option payments	Issuance of FE Battery	expenditures	expenditure
Due Dates	($)	common shares	($)	($)

On signing	17,500	1,500,000	Nil	Nil
October 13, 2024	17,500	2,000,000	100,000	100,000
October 13, 2025	40,000	2,500,000	200,000	200,000
October 13, 2026	50,000	Nil	250,000	550,000

The Pontax West Lithium property has a 1% NSR payable to the Optionor.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

6. Exploration and Evaluation Assets (continued)

(m) Red Lake Property

On September 14, 2020, the Company entered into an option agreement to acquire a 100% interest in the Red Lake Property. The Red Lake property is located in the Red Lake Mining District of Northwestern Ontario and consists of 94 mining cell claims covering 1,880 hectares in the Ball and Todd townships.

On February 28, 2021, and again on August 13, 2021, the Company entered into amended option agreements to which the Company could acquire a 100% interest in the property by issuing 730,263 shares. As of March 31, 2022, the Company had acquired 100% interest in the Red Lake property having issued 730,263 shares.

The Red Lake property is subject to a 2.5% NSR royalty, with the Company having the option to reduce the NSR by 1% to 1.5% by paying $1,000,000.

In December 2022, the Company wrote-off all deferred costs to date as the claims were allowed to lapse.

(n) Rose West and East Lithium Property

On November 25, 2022, the Company entered into an option agreement to acquire a 100% interest in the Rose West and East Property. The Rose West Lithium property is located in the James Bay region of northern Quebec and consists of 32 mining claims covering approximately 1,700 hectares within townships.

On December 9, 2022, the Company entered into an amended option agreement to which the Company could acquire a 100% interest in the property by issuing 1,300,000 shares and granted the Company a 1% GMR. In April 2023, the Company issued the required shares to acquire a 100% interest in the Rose West Lithium property.

The Rose West Lithium property has a 1% GMR payable to the optionor upon the commencement of commercial production.

(o) Senay Lithium Property

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Senay Lithium Property (“Senay Lithium”). The Senay Lithium Project consists of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

Under the terms of the Senay Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments:

Due Dates	Issuance of FE Battery common shares
March 4, 2023 (issued)	1,500,000
March 4, 2024	1,500,000

The Senay Lithium Property is subject to a 1.0% GMR, which the Company may repurchase by paying $1,000,000 for each 0.5%.

(p) Titan Gold Property

On October 2, 2020, the Company entered into an option agreement to acquire a 100% interest in the Titan Gold Property (“Titan Gold”). Titan Gold is located in the Abitibi area of Western Quebec, Canada and is comprised of 80 mining claims covering approximately 4,400 hectares.

In December 2023, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

6. Exploration and Evaluation Assets (continued)

(q) Trix Lithium Property

On March 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Trix Lithium Property (“Trix Lithium”). Trix Lithium is located in in the Georgia Lake area in northwestern Ontario and is comprised of 24 mining claims covering approximately 11,000 hectares.

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Trix Lithium property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

	Option payments	Issuance of FE Battery common shares	Minimum exploration expenditures	Cumulative exploration expenditure
Due Dates	($)		($)	($)

On signing (paid and issued)	25,000	83,333	Nil	Nil
March 13, 2024	25,000	1,500,000	100,000	100,000
March 13, 2025	25,000	500,000	200,000	300,000
March 13, 2026	100,000	500,000	400,000	700,000

The Trix Lithium property is subject to a 2.0% NSR royalty. The Company will have the option to reduce the NSR by 1% to 1.0% by paying $1,000,000.

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the nine months ended December 31, 2023 and 2022 are as follows:

						Land
Nine months ended	Assay and	Drilling and	Field	Geological	Geological and Technical	claims and property	Total December 31,
December 31, 2023	sampling	mobilization	expenditures	Consulting	Services	taxes	2023
Ontario
Trix Lithium	$-	$-	$45,000	$54,000	$-	$-	$99,000
Quebec
Augustus, Abitibi, Canadian and McNeely Lithium	98,566	907,763	366,970	239,750	488,050	13,087	2,114,186
Rose West and Rose East Lithium	-	-	-	160,800	-	-	160,800
Pontax Lithium	-	-	-	181,000	-	-	181,000
General Exploration	-	-	-	-	-	-	-
Total	$98,566	$907,763	$411,970	$635,550	$488,050	$13,087	$2,554,986

						Land
					Geological	claims
					and	and	Total
Nine months ended	Assay and	Drilling and	Field	Geological	Technical	property	December 31,
December 31, 2022	sampling	mobilization	expenditures	Consulting	Services	taxes	2022
Ontario
Titan Gold	$36,450	$-	$32,400	$20,250	$-	$-	$89,100
Quebec
Augustus, Abitibi, Canadian and McNeely Lithium	5,660	242,592	43,632	81,750	167,267	-	540,901
General Exploration	-	-	-	133,300	-	-	133,300
Total	$42,110	$242,592	$76,032	$235,300	$167,267	$-	$763,301

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

7. Accounts Payable and Accrued Liabilities

	December 31,	March 31,
	2023	2023
Trade and other payables	$495,165	$456,589
Accrued liabilities	104,000	1,977,816
Total	$599,165	$2,434,405

8. Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company for the nine months ended December 31, 2023 and 2022 were as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2023	2022	2023	2022
Consulting fees charged by directors of the Company	$-	$-	$10,000	$10,000
Exploration consulting fees charged by directors	6,500	5,400	16,000	7,000
Salaries, fees and benefits	67,400	50,000	167,400	150,000
Share-based payments	-	-	1,368,843	-

Related party balances as at December 31, 2023 and March 31, 2023 were as follows:

	December 31, 2023	March 31, 2023
Amounts due to directors and officers of the Company	$84,729	$322,176
Amounts due to companies controlled by directors and officers	68,888	62,700
	$153,617	$384,876

The directors’ and officers’ balances also include fees and expenses owing to directors and officers incurred in the normal course of business.

9. Share Capital

(a) Authorized - Unlimited number of common shares without par value.

(b) Issued share capital

The Company had 50,846,156 common shares issued and outstanding as at December 31, 2023 and 41,920,038 common shares issued and outstanding as at March 31, 2023.

On November 1, 2022, the Company completed a share consolidation of its capital on the basis of 3.8 existing common shares for 1 new post consolidated common share. All common shares, per common share amounts, warrants and stock options in these financial statements have been retroactively restated to reflect the share consolidation.

Fiscal 2024

During the nine months ended December 31, 2023:

i)	On April 3, 2023, the Company issued 1,500,000 common shares value at $975,000, pursuant the Senay Lithium property option agreement and 83,333 common shares valued at $54,166, pursuant the Trix Lithium property option agreement;

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

9. Share Capital (continued)

(b) Issued share capital (continued)

ii)	On April 5, 2023, the Company issued 1,300,000 common shares valued at $884,000, pursuant the Rose West Lithium property option agreement to acquire a 100% interest in the property;

iii)	On May 26, 2023, the Company issued 550,000 Restricted Share Units valued $324,500 to director, officers, and consultants of the Company;

iv)	On June 9, 2023, the Company closed a non-brokered private placement consisting of 1,338,461 Quebec flow-through shares (“QFT share”) priced at $0.65 per QFT share and 573,770 National flow through shares (“NFT share”) priced at $0.61 per NFT share for aggregate gross proceeds of $1,220,000. The Company recognized a liability for flow-through shares of $149,150. The Company also paid finder’s fees of $73,200;

v)	On September 22, 2023, the Company issued 175,000 common shares value at $82,250, pursuant the Cosgrave Lithium property option agreement as well as issued 875,000 Restricted Share Units valued $411,250 to director, officers, and consultants of the Company; and

vi)	On November 20, 2023, the Company closed a non-brokered private placement consisting of 675,000 common shares priced at $0.40 per share for aggregate gross proceeds of $270,000 and 1,855,554 Quebec flow-through units (“QFT unit”) priced at $0.45 per QFT unit for gross proceeds of $835,000. Each flow-through unit consists of one flow-through share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 cents per share for a period of two years from the issue date. The QFT share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 4.41%, volatility factor of 150.5% and an expected life of two years. The Company also paid finder’s fees of $47,800.

Fiscal 2023

During the nine months ended December 31, 2022:

i)	On May 2, 2022, the Company closed a non-brokered private placement, consisting of 907,519 flow-through units (“FT Units”) priced at $0.931 per FT Unit and 723,684 non-flow through units (“NFT Units”) priced at $0.76 per NFT Unit for aggregate gross proceeds of $1,394,900. Each FT Unit consists of one flow-through common share and one-half of one common share purchase warrant (each a “Flow Through Warrant”). Each whole Flow Through Warrant entitles the holder to purchase one common share at a price of $1.71 for a period of two years from the issue date. Each NFT Unit consists of one non-flow through common share and one non-flow through common share purchase warrant. Each NFT warrant entitles the holder to purchase one common share at a price of $1.90 for a period of one year from the issue date. The Company recognized a liability for flow-through shares of $155,186 (see Note 13). The Flow-through share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.55%, volatility factor of 125.38% and an expected life of two years. The NFT share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.64%, volatility factor of 105.37% and an expected life of one year. The Company also paid finder’s fees of $25,350 and issued 33,355 common shares valued at $24,083.

ii)	On November 7, 2022, the Company closed a non-brokered private placement for aggregate gross proceeds of $1,500,000 (the “Private Placement”). The Private Placement consisted of issuing 6,666,667 common shares at a price of $0.225 cents per share;

iii)	On December 14, 2022, the Company closed a non-brokered private placement of 3,707,500 flow-through (FT) shares for gross proceeds of $2,225,475 by issuing 2,040,000 Quebec FT shares at price of $0.625 cents per share; and 1,667,500 National FT shares at a price of $0.57 cents per share. The Company also had share issue costs of $133,520 in finder’s fees paid.;

iv)	On October 21, 2022, the Company issued 131,579 common shares valued at $37,500, pursuant to the Falcon Lake Property option agreement (see Note 5);

v)	On November 7, 2022, the Company issued 613,158 common shares valued at $153,290, pursuant to the Augustus Lithium Property option agreement (see Note 5); and

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

9. Share Capital (continued)

(b) Issued share capital (continued)

vi)	On December 20, 2022, the Company issued 713,158 common shares valued at $271,000, pursuant to the Gaspesie Peninsula Property option agreement (see Note 5).

c) Stock Options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with the TSX-V’s policies. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the discounted market price of the Company’s stock at the date of grant. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not, within a twelve-month period, exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed, within a twelve-month period, two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

The continuity for stock options for the nine months ended December 31, 2023 is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, fully vested and exercisable at March 31, 2023	1,560,526	$1.04
Granted	2,000,000	$0.59
Balance, fully vested and exercisable at December 31, 2023	3,560,526	$0.79

As at December 31, 2023, the following stock options were outstanding:

Expiry Date	Number Outstanding and Exercisable	Weighted average exercise price	Average Remaining Contractual Life
February 9, 2026	694,737	$0.80	2.12
February 11, 2026	342,105	$1.33	2.12
May 14, 2026	223,684	$1.33	2.37
July 13, 2026	236,842	$0.95	2.54
January 6, 2027	63,158	$1.33	3.02
May 25, 2028	2,000,000	$0.59	4.41
	3,560,526	$0.79	3.47

d) Share Purchase Warrants

The continuity for share purchase warrants for the nine months ended December 31, 2023 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2023	2,349,429	$1.69
Issued	927,777	$0.65
Expired	(1,461,459)	$1.74
Balance, December 31, 2023	1,815,747	$1.12

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

9. Share Capital (continued)

d) Share Purchase Warrants (continued)

As at December 31, 2023, the following share purchase warrants issued in connection with private placements were outstanding:

Expiry Date	Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
January 27, 2024	$1.52	434,211	0.08
May 2, 2024	$1.71	453,759	0.34
November 20, 2025	$0.65	927,777	1.90
		1,815,747	1.07

e) Restricted share units

The Company has a shareholder approved “10% rolling” restricted share unit plan (the “RSU Plan”) in compliance with the TSX-V’s policies. Under the RSU Plan, the maximum number of RSU’s reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting.

The continuity for restricted share units for the nine months ended December 31, 2023 is as follows:

RSU’s outstanding

Balance, March 31, 2023	-
Granted	1,425,000
Vested and issued	(1,425,000)
Balance, December 31, 2023	-

As at December 31, 2023, the Company did not have any RSU’s issued and outstanding.

f) Share-Based Payments Reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments. This reserve also includes the value attributed to warrants on unit private placements. At the time that the stock options or warrants are exercised, the corresponding amount will be transferred to share capital.

The fair value of each option granted to employees, officers, and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2024

During the nine months ended December 31, 2022:

On May 26, 2023, the Company granted 550,000 RSU’s to directors, officers, and consultants and all vested and were issued on the grant date. The fair value of the RSU’s was $324,500 and calculated by multiplying the Company’s share price at grant date by the number of RSU’s granted.

On May 26, 2023, the Company granted 2,000,000 incentive stock options to consultants and all of which vested at the date of grant. The options are exercisable at $0.59 per share, expiring on May 25, 2026. The fair value of these options was $1,105,283 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 3.57%, volatility factor of 162.51% and an expected life of five years.

On September 22, 2023, the Company granted 875,000 restricted share units valued at $411,250 to officers, directors, and consultants of the Company. The restricted share units vest immediately and are subject to a four month hold period from the date of grant.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

9. Share Capital (continued)

f) Share-Based Payments Reserve (continued)

The Company recorded $1,841,033 of share-based payments on the granted RSU’s during the nine months ended December 31, 2023.

10. Segmented Information

The Company operates in one business segment being the acquisition and exploration of exploration and evaluation assets and operates in one geographic segment being Canada. The total assets relate to exploration and evaluation assets and have been disclosed in Note 6.

11. Financial Instruments and Risk Management

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following provides the valuation method of the Company’s financial instruments as at December 31, 2023 and March 31, 2023:

		December 31, 2023	March 31, 2023
Cash	1	$2,140,564	$3,664,578
Reclamation deposits	1	11,000	11,000
Market securities	1	363,415	737,371
Financial Liabilities	1	752,782	2,819,281

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at December 31, 2023, the Company had cash of $2,140,564 to settle current liabilities of $752,582. Further information relating to liquidity risk is disclosed in Note 1.

Interest Rate Risk

The Company has no significant exposure at December 31, 2023, to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

11. Financial Instruments and Risk Management (continued)

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance. based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at December 31, 2023, to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

There were no transfers from levels or change in the fair value measurements of financial instruments for the period ended December 31, 2023 and year ended March 31, 2023.

12. Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

●	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals, and industrial mineral deposits;

●	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

●	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements, or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the period ended December 31, 2023, compared to the year ended to March 31, 2023. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1.

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FE BATTERY METALS CORP.
Notes to the Condensed Interim Financial Statements
For the nine months ended December 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

13. Subsequent event

On January 27, 2024, the Company had 434,211 share purchase warrants expire unexercised.

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